As filed with the Securities and Exchange Commission on October 1, 2010
Securities Act File No. 333-120945 Investment Company Act File No. 811-21458

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
Man-Glenwood Lexington TEI, LLC (Name of Issuer)
Man-Glenwood Lexington TEI, LLC (Names of Person(s) Filing Statement)
Units of Interest, Par Value $0.01 (Title of Class of Securities)
56164R 10 4 (Class A Shares) 56164R 20 3 (Class I Shares) (CUSIP Number of Class of Securities)
Kirsten Ganschow, Esq.
Man-Glenwood Lexington TEI, LLC
123 N. Wacker Drive, 28th Floor
Chicago, IL  60606
(312) 881-6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

____________________________________________ Copies to: Michael S. Caccese, Esq. K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111-2950

CALCULATION OF FILING FEE

	Transaction Valuation: $40,809,176.94*	Amount of Filing Fee: $2,909.69**

*	Calculated at the aggregate maximum purchase price to be paid for Units in the offer as of the filing date.
**	Calculated at $71.30 per $1,000,000.00 of the Transaction Valuation.
| |
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _______________ Filing Party:__________________
Form or Registration No.:_______________ Date Filed:___________________
| |	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	| |	third-party tender offer subject to Rule 14d-1.
	|X|	issuer tender offer subject to Rule 13e-4.
	| |	going-private transaction subject to Rule 13e-3.
	| |	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

Item 1.    Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase that is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)            The name of the issuer is Man-Glenwood Lexington TEI, LLC (the “Fund”), a closed-end investment company organized as a Delaware limited liability company. The Fund is structured as a “feeder” fund that invests its assets in Man-Glenwood Lexington Associates Portfolio, LLC (the “Portfolio Company”). The Portfolio Company has the same investment objective as the Fund. All portfolio investments for the Fund are made at the Portfolio Company level.  This structure is sometimes called a “master/feeder” structure.  The Portfolio Company is simultaneously tendering for its own interests.  The principal executive offices of the Fund are located at 123 North Wacker Drive, 28th Floor, Chicago, IL 60606, (312) 881-6500.

(b)            The title of the securities being sought is all units of limited liability company interests of the Fund (“Units”). As of August 31, 2010 there were approximately 374,914.38 Class A Units and 18,326.02 Class I Units issued and outstanding.

(c)            The Units are not traded on an established secondary trading market.

Item 3.    Identity and Background of Filing Person.

(a)            The Fund is tendering for its own Units. The Portfolio Company will repurchase interests in the Portfolio Company equivalent in value to the value of the Units tendered to the Fund by its members consistent with the terms of the offer, to the Portfolio Company’s other registered feeder fund by its investors and to the Portfolio Company’s unregistered feeder fund (the Portfolio Company’s predecessor) by its investors.  The information required by this Item is set forth in Item 2(a) above.

(b)-(d)  Not applicable.

Item 4.    Terms of the Transaction.

(a)(1)

(i)           ON SEPTEMBER 10, 2010, THE BOARD OF MANAGERS APPROVED THE LIQUIDATION OF THE FUND AND ADOPTED A PLAN OF LIQUIDATION, DISSOLUTION AND TERMINATION (THE “PLAN”), PURSUANT TO WHICH THE FUND WILL LIQUIDATE AND DISSOLVE IN ACCORDANCE WITH THE TERMS AND CONDITIONS THEREOF.  THE BOARD OF MANAGERS DETERMINED THAT THE FUND MAY NOT BE ABLE IMMEDIATELY TO LIQUIDATE ALL OF ITS ASSETS AND DISTRIBUTE THE PROCEEDS TO MEMBERS BECAUSE CERTAIN OF THE INVESTMENTS OF THE PORTFOLIO COMPANY ARE SUBJECT TO LIQUIDITY RESTRICTIONS.  ACCORDINGLY, IT IS ANTICIPATED THAT THE PORTFOLIO COMPANY MAY BE REQUIRED TO HOLD CERTAIN OF ITS ASSETS FOR AN EXTENDED PERIOD, IN WHICH CASE THE LIQUIDATION OF THE FUND MAY CORRESPONDINGLY BE DELAYED.  THE FUND IS MAKING THE OFFER IN ORDER TO PROVIDE MEMBERS WITH AN OPPORTUNITY TO HAVE THEIR UNITS REPURCHASED AS SOON AS PRACTICABLE WITHOUT HAVING TO WAIT FOR THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND.  MEMBERS WHO DO NOT PARTICIPATE IN THE OFFER WILL HAVE NO LIQUIDITY UNTIL THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND.

On the terms and subject to the conditions set out in the Offer, the Fund will purchase Units in an amount up to the full net asset value of the Fund as of the Valuation Date that are tendered by Members by 5:00 p.m., Eastern Time, on November 30, 2010 (“Notice Due Date”) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)           For each Unit tendered, the security holder will receive a cash amount equal to the net asset value per Unit (the “NAV”) calculated on December 31, 2010 or a later date determined by the Board to correspond with any extension of the offer (“Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 1, 2010 (the “Offer to Purchase”), with the balance determined as set forth in the Offer to Purchase.  A copy of the Offer to Purchase and the related Letter of Transmittal is attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively. Reference is hereby made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Repurchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

A Member may only tender all of its Units. Each Member that tenders Units that are accepted for purchase will be sent a letter notifying Members that the Fund has received and accepted their tenders for repurchase promptly after the Notice Due Date.  Members will be paid an amount equal to the net asset value, determined as of the Valuation Date, of the Units being purchased, as set forth in the Offer to Purchase.

Generally, payments for a repurchase will be in the form of cash distributions equal to the value of the Units repurchased.  However, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind.

(iii)           The Offer is scheduled to expire on November 30, 2010, unless extended. Reference is hereby made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)           Not applicable.

(v)            Reference is hereby made to Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi)           Reference is hereby made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)          Reference is hereby made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(viii)         Reference is hereby made to Section 4 “Procedure for Tenders” of the Offer to Purchase, which is incorporated herein by reference.

(ix)           Reference is hereby made to the Cover Page and Section 6 “Repurchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x)            Reference is hereby made to Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(xi)           Reference is hereby made to Section 4 “Procedure for Tenders” and Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which are incorporated herein by reference.

(xii)          Reference is hereby made to Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)     Not applicable.

(b)           The Fund does not expect any managers, officers or affiliates of Man Investments (USA), LLC (the “Adviser”) to tender Units pursuant to the Offer.  The Adviser or an affiliate, as an investor in the Portfolio Company, will not participate in the repurchase offer, and is expected to continue to hold an investment in the Portfolio Company until final liquidation of the Portfolio Company’s assets.  The Fund expects investors, through the Portfolio Company’s other registered feeder fund and unregistered feeder fund, to tender in response to the Portfolio Company’s repurchase offer to which the Offer is related.  The Portfolio Company’s repurchase offer is available equally to the Fund, the other registered feeder fund and the unregistered feeder fund on the same terms.

(c)-(f)       Not applicable.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

(a)-(d)      Not applicable.

(e)           The Fund does not know of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund or the Portfolio Company, any of the Fund’s or the Portfolio Company’s executive officers or directors, any person controlling the Fund or the Portfolio Company or any executive officer or director of any corporation ultimately in control of the Fund or the Portfolio Company and any person with respect to any securities of the Fund or the Portfolio Company (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations), with the exception that the Adviser or an affiliate, as an investor in the Portfolio Company, will not participate in the repurchase offer.

Item 6.    Purposes of the Transaction and Plans and Proposals.

(a)           Reference is hereby made in Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(b)           Reference is hereby made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)           Reference is hereby made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. The Fund is a “feeder” fund that invests its assets in the Portfolio Company. The Portfolio Company has the same investment objective as the Fund. All investments are made at the Portfolio Company level. This structure is sometimes called a “master/feeder” structure. IT IS EXPECTED THAT THE FUND WILL LIQUIDATE, DISSOLVE AND TERMINATE AS PROMPTLY AS PRACTICABLE FOLLOWING THE COMPLETION OF THE OFFER PURSUANT TO THE TERMS AND CONDITIONS OF THE PLAN.  MEMBERS WHO DO NOT PARTICIPATE IN THE OFFER WILL HAVE NO LIQUIDITY UNTIL THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND.  ALTHOUGH THE ADVISER INTENDS TO LIQUIDATE THE UNDERLYING INVESTMENTS OF THE PORTFOLIO COMPANY AS PROMPTLY AS PRACTICABLE, CERTAIN INVESTMENTS MAY NOT BE LIQUIDATED FOR AN EXTENDED PERIOD OF TIME.  AS A RESULT, MEMBERS WHO DO NOT PARTICIPATE IN THE OFFER WILL BE EXPOSED TO THE INVESTMENT RETURN (WHETHER POSITIVE OR NEGATIVE) OF A POSSIBLY LIMITED PORTFOLIO AND THE PERFORMANCE OF THE FUND MAY BE INCREASINGLY VOLATILE.  IN ADDITION, SUCH A LIMITED PORTFOLIO MAY BE MORE DIFFICULT TO ACCURATELY VALUE DUE TO THE ILLIQUIDITY OF UNDERLYING INVESTMENTS.

FOLLOWING THE EXPIRATION OF THE OFFER, THE FUND INTENDS PROMPTLY TO DEREGISTER UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (“1940 ACT”), AND TO OPERATE AS A PRIVATE INVESTMENT FUND DURING THE REMAINDER OF THE LIQUIDATION AND DISSOLUTION PROCESS.  ACCORDINGLY, AFTER THAT TIME THE FUND WILL NOT BE SUBJECT TO THE RESTRICTIONS AND REQUIREMENTS OF THE 1940 ACT AND THE RULES THEREUNDER.  ALTHOUGH THE FUND IS OFFERING TO PURCHASE UNITS IN AN AMOUNT UP TO THE FULL NET ASSET VALUE OF THE FUND, AS SET OUT IN THE OFFER TO PURCHASE, THE ADVISER OR AN AFFILIATE DOES NOT INTEND TO TENDER ANY OF ITS UNITS, AND THE ADVISER OR ONE OR MORE OF ITS AFFILIATES ARE EXPECTED TO REMAIN MEMBERS OF THE FUND UNTIL THE CONCLUSION OF THE LIQUIDATION PROCESS.  AS A RESULT, THE REMAINING MEMBER(S) WILL BE SUBJECT TO ANY GAINS OR ANY LOSSES IN THE FUND’S PORTFOLIO DURING LIQUIDATION.

Item 7.    Source and Amount of Funds or Other Considerations.

(a)-(d)     Reference is hereby made to Section 6 “Repurchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

(a)            Neither the Fund nor the Portfolio Company holds any Units in treasury.

(b)           Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference.  Except as set forth in Section 8, there have not been any transactions involving the Units that were effected during the past 60 days by the Fund or the Portfolio Company, any executive officer or manager of the Fund or the Portfolio Company, any person controlling the Fund or the Portfolio Company, any executive officer or director of any corporation ultimately in control of the Fund or the Portfolio Company or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary. On September 10, 2010 the Fund ceased offering its Units. Within the past 60 business days pursuant to the public offering of its Units, the Fund has not sold any Units.  The Portfolio Company, until September 10, 2010, had issued interests to the Fund in private placement transactions that do not involve any “public offering” within the meaning of Section 4(2) of the Securities Act of 1933 in amounts equal to the aggregate value of Units of the Fund sold to the public. On September 10, 2010 the Portfolio Company ceased offering its interests. Within the past 60 business days, the Portfolio Company has not issued interests to the Fund.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

(a)            No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

(b)            Not applicable.

Item 10.  Financial Statements.

(a)           The Fund’s financial information for the periods ended March 31, 2009 and March 31, 2010 and the Portfolio Company’s financial information for the periods ended March 31, 2009 and March 31, 2010 have been audited by Deloitte & Touche LLP, and are incorporated herein by reference to the reports filed with the SEC on June 5, 2009 and June 4, 2010, respectively, for the Fund and the Portfolio Company (File numbers 811-21173 and 811-21285, respectively).  Copies of the Fund’s and the Portfolio

Company’s financial information may be found on the SEC’s website at www.sec.gov or may be obtained free of charge by calling the Fund or the Portfolio Company at (414) 299-2000.
(b)	Not applicable.
Item 11. Additional Information.
(a)	(1)	None
	(2)	None
	(3)	Not Applicable.
	(4)	Not Applicable.
	(5)	None
(b)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference in its entirety.
Item 12. Exhibits.
(a)	(1)	(i) Offer to Purchase.
(ii) Form of Letter of Transmittal.
(iii) Letter to Members.
	(2)-(4)	Not applicable.
	(5)	(i) Audited Financial Statements of Man-Glenwood Lexington TEI, LLC for the fiscal year ended March 31, 2010.*
(ii) Audited Financial Statements of Man-Glenwood Lexington Associates Portfolio, LLC for the fiscal year ended March 31, 2010.*
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
* Incorporated by reference to each of the Fund’s and the Portfolio Company’s Annual Reports for the fiscal year ended March 31, 2010 on Form N-CSR, each as filed with the Securities and Exchange Commission on June 4, 2010.

Item 13. Information Required by Schedule 13E-3.
Not applicable.
SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Man-Glenwood Lexington TEI, LLC

By:	/s/John B. Rowsell
John B. Rowsell
President

October 1, 2010

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Offer to Purchase.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Letter to Members.